November 19, 2019 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549-3561

Attn:	Stephen Krikorian, Accounting Branch Chief, Office of Information Technologies and Services

Varonis Systems, Inc.
File No. 001-36324
Form 10-Q for the Quarter Ended June 30, 2019

Dear Mr. Krikorian:

On behalf of our client, Varonis Systems, Inc. (the “Company”), we are writing to memorialize and confirm the conversation between the undersigned and Christine Adams and Patrick Gilmore of the Office of the Chief Accountant on October 25, 2019.

As discussed with Ms. Adams and Mr. Gilmore, the Company confirms that its third quarter earnings release will be the last time that the Company presents the “conversion factor” and related normalized results.

We appreciate your assistance in addressing the Company’s responses to your comments.  Please direct any questions or comments regarding the foregoing to the undersigned at 212 819 8754 or to Dov Gottlieb at 212 819 8228.

Sincerely,

/s/ Colin Diamond
Colin Diamond

cc:	Guy Melamed, Chief Financial Officer and Chief Operating Officer, Varonis Systems, Inc. Seth Gerson, Vice President and General Counsel, Varonis Systems, Inc.